EXHIBIT 21
SUBSIDIARIES OF REGISTRANT

Name of Company	State or Other Jurisdiction of Incorporation or Organization
Syracuse China Company	Delaware
World Tableware Inc.	Delaware
LGA4 Corp.	Delaware
LGA3 Corp.	Delaware
The Drummond Glass Company	Delaware
Libbey Canada Inc.	Ontario, Canada
Libbey Glass Inc.	Delaware
LGC Corp.	Delaware
Libbey.com LLC	Delaware
LGFS Inc.	Delaware
LGAC LLC	Delaware
LGAU Corp.	Delaware
Libbey Europe B.V.	Netherlands
B.V. Koninklijke Nederlandsche Glasfabriek Leerdam	Netherlands
Libbey Asia Limited	Hong Kong
Libbey Glassware (China) Co., Ltd.	China
Crisal - Cristalaria Automatica, S.A.	Portugal
Libbey International C.V.	Netherlands
Libbey Europe Finance Company B.V.	Netherlands
Libbey Mexico Holdings B.V.	Netherlands
Crisa Libbey Mexico S. de R.L. de C.V.	Mexico
Libbey Mexico, S. de R.L. de C.V.	Mexico
Crisa Libbey S.A. de C.V.	Mexico
Libbey Trading (Beijing) Co., Ltd.	China